EXHIBIT 12.1
NCI Building Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges

								Pro Forma
								Fiscal Nine	Fiscal Year
	Fiscal Year Ended					Fiscal Nine Months Ended		Months Ended	Ended
	October 30,	October 29,	October 29,	October 28,	November 2,	August 2,	July 27,	August 2,	November 2,
	2004	2005	2006	2007	2008	2009	2008	2009	2008
Income (loss) from continuing operations	44,890	55,951	73,796	63,729	78,881	(644,846)	54,267	(642,241)	89,214
Income taxes for continuing operations	29,767	40,260	45,236	41,096	51,499	(46,863)	33,536	(47,248)	55,425

Pretax income (loss) from continuing operations	74,657	96,211	119,032	104,825	130,380	(691,709)	87,803	(689,489)	144,639
Add:
Fixed charges as defined:
Interest cost	15,126	14,459	25,250	29,489	23,875	13,350	18,097	14,685	18,808
Interest component of rentals charged to operating expense	1,525	1,754	2,326	2,371	2,427	1,816	1,833	1,816	2,427

Total fixed charges	16,651	16,213	27,576	31,860	26,302	15,166	19,930	16,501	21,235
Amortization of Capitalized Interest	—	—	11	44	78	77	58	77	78
Subtract:
Interest Capitalized	—	—	(335)	(660)	(340)	(321)	(238)	(321)	(340)
Earnings, as defined	$91,308	$112,424	$146,284	$136,069	$156,420	$(676,787)	$107,553	$(673,232)	$165,612

Ratio of earnings (loss) to fixed charges	5.48	6.93	5.30	4.27	5.95	(44.63)	5.40	(40.80)	7.80